UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Walker & Dunlop, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

93148P102

(CUSIP Number)

Mallory Walker

Box 1206

Ketchum, Idaho 83340-1206

301-215-5513

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93148P102		SCHEDULE 13D

1	Names of Reporting Person Mallory Walker

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,179,707

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 2,179,707

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,179,707

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.6%(1)

14	Type of Reporting Person (See Instructions) IN

(1) Percentage based on an aggregate of 22,708,921 shares of Common Stock represented by Walker & Dunlop, Inc. in the Purchase Agreement (as defined herein) as issued and outstanding as of the close of business on June 6, 2012, and is expressed as the quotient of the number of shares that the Reporting Person may be deemed to have beneficial ownership of, divided by 22,708,921.

CUSIP No. 93148P102	SCHEDULE 13D

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements, as set forth below, the information contained in Items 4 and 6 of the Schedule 13D that was originally filed with the Securities and Exchange Commission on December 28, 2010 (the “Schedule 13D”).  Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 1.  Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As previously reported by Walker & Dunlop, Inc. (the “Company”), the Company has entered into an agreement to purchase and acquire from CW Financial Services LLC (“CW Financial”) all of the outstanding limited liability company interests (the “LLC Interests”) of CWCapital LLC, a direct wholly owned subsidiary of CW Financial(“CWCapital”), pursuant to a Purchase Agreement (the “Purchase Agreement”), dated June 7, 2012, by and among the Company; Walker & Dunlop, LLC, a indirect wholly owned subsidiary of the Company (the “Subsidiary”); CW Financial; and CWCapital.  Concurrently with entering into the Purchase Agreement, the Company, the Subsidiary, the Reporting Person and certain executive officers of the Company entered into a Voting Agreement, dated as of June 7, 2012, with CW Financial (the “Voting Agreement”).

On the terms and subject to the conditions of the Purchase Agreement, the Subsidiary will acquire all of the LLC Interests for approximately $220 million, net of certain expenses and adjustments (the “Acquisition”).  Of the $220 million, $80 million will be paid in cash from the Subsidiary, through a combination of existing capital and financing anticipated to be obtained.  The remaining $140 million will be paid through the Company’s issuance of shares of the Company’s common stock (the “Stock Consideration”), the number of which will be fixed within a 30 percent upward or downward fluctuation in the trading price of the Company’s common stock, outside of which the number of shares issued will be variable, based on such trading price.  Subject to the satisfaction or waiver of the closing conditions of the Purchase Agreement, the parties expect the Acquisition to close by the end of 2012.

Under the rules of the New York Stock Exchange (“NYSE”) contained in Section 312.03 of the NYSE Listed Company Manual, the issuance of the shares constituting the Stock Consideration is subject to approval by the vote of a majority of the shares of the Company’s outstanding common stock entitled to vote at a meeting held for that purpose.  The terms and conditions of the Voting Agreement require the Company to, as soon as practicable, propose for approval by the stockholders of the Company, at a special meeting of such stockholders or by written consent, the issuance of the Stock Consideration by way of a proxy statement to be filed by the Company with the Securities and Exchange Commission containing a proposal approving such resolution (the “Stock Proposal”).

Pursuant to the Voting Agreement, the Reporting Person has agreed to, among other things, vote in favor of the Stock Proposal, against any action that would result in breach of the Purchase Agreement, and to appoint each executive officer of CW Financial as such Reporting Person’s attorney-in-fact with respect to the voting for matters related to the Purchase Agreement.  In addition, by virtue of the terms and conditions of the Voting Agreement, the Reporting Person has granted a proxy, coupled with an interest (the “Proxy”), appointing each executive officer of CW Financial as the Reporting Person’s attorneys and proxies, with full power of substitution, to, subject to the terms and conditions of the Proxy, vote and exercise all voting rights of the Reporting Person with respect to the shares of the Company’s common stock owned by the Reporting Person in the manner described in the preceding sentence.  Furthermore, the Reporting Person has agreed that, from the date of the Voting Agreement through the closing of the Acquisition, the Reporting Person will not sell, pledge, encumber, assign or otherwise dispose of any shares of the Company’s common stock, except as permitted to sell pursuant to an existing Rule 10b5-1 plan under the Act and certain other exceptions.  In accordance with its terms, the Voting Agreement, including the Proxy, will terminate upon the termination of the Purchase Agreement.

The above references to, and descriptions of, the Purchase Agreement and the Voting Agreement and the transactions contemplated thereby are only a summary, are not intended to be complete.  The descriptions herein of the Purchase Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement and the Voting Agreement,

CUSIP No. 93148P102	SCHEDULE 13D

copies of which are filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K/A filed on June 15, 2012, and as Exhibit 1 to this Amendment No. 1, respectively, and are incorporated by reference into this Item 4 in their entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 hereto, the Reporting Person has entered into a Voting Agreement which includes the Proxy.  The information set forth in Item 4 with respect to the Voting Agreement and the Proxy is incorporated into this Item 6 by reference in its entirety.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 1                                               Voting Agreement, dated as of June 7, 2012, by and among Walker & Dunlop, Inc., Walker & Dunlop, LLC, Mallory Walker, William M. Walker, Richard M. Lucas, Howard W. Smith, III, Richard C. Warner, Deborah A. Wilson, and CW Financial Services LLC

CUSIP No. 93148P102	SCHEDULE 13D

SignatureS

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2012

/s/ Mallory Walker
Mallory Walker